Exhibit 99.1

i-80 Gold Closes C$36.8 Million "Bought Deal" Private Placement, Including Full Exercise of the Underwriters' Option

Reno, Nevada, August 1, 2023 – i-80 GOLD CORP. (TSX:IAU) (NYSE:IAUX) (“i-80”, or the “Company”) is pleased to announce the closing of its previously announced “bought deal” brokered private placement offering (the “Offering”) of an aggregate of 13,629,800 common shares of the Company (the "Common Shares") at a price of C$2.70 per Common Share for aggregate gross proceeds to the Company of C$36,800,460, including the exercise in full of the underwriters' option.

The net proceeds received from the Offering are intended to be used for the exploration, development and ramp-up (including working capital) of the Company's mineral projects and for general corporate purposes and working capital. Specifically, it is intended that the funds raised will primarily be directed towards the upcoming milestone payment for the Ruby Hill project, drilling expenditures for Ruby Hill, Granite Creek and Cove, permitting expenses and the further development of Granite Creek project.

The following "insiders" of the Company have subscribed for Common Shares under the Offering (the “Insider Participation”):

Insider	Insider Relationship	Common Shares Purchased (#)	Subscription Amount (C$)
Ewan Downie	Director and Senior Officer of i-80	110,000	$297,000.00
Equinox Gold Corp.	10% securityholder of i-80	1,000,000	$2,700,000.00
Matthew Gili	Senior Officer of i-80	12,194	$32,923.80
Matthew Gollat	Senior Officer of i-80	18,518	$49,998.60
Christina McCarthy	Director of i-80	3,704	$10,000.80
Gregory Smith	Director of i-80	18,519	$50,001.30
Ryan Snow	Senior Officer of i-80	21,600	$58,320.00
	Totals		$3,198,244.50

Each of the subscriptions by an "insider" is considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Insider Participation is exempt from the formal valuation and minority shareholder requirements under MI 61-101 in reliance upon the exemptions contained in section 5.5(a) and 5.7(1)(a), respectively, of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than the 25% of the Company's market capitalization. The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the Insider Participation was not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons.

All securities issued under the Offering are subject to a hold period expiring four months and one day from the date hereof. The Offering is subject to final acceptance of the Toronto Stock Exchange and the NYSE American.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and, accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws, unless an exemption from such registration is available.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio with processing at i-80’s centralized milling facilities. i-80 Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold’s portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

For further information, please contact:

Ewan Downie – CEO

Matt Gili – President & COO

Matthew Gollat – Executive Vice-President

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, statements regarding the use of proceeds of the Offering and the timing and ability of the Company, if at all, to obtain final approval of the Offering from the Toronto Stock Exchange and the NYSE American. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: the failure to obtain the final acceptance of the Offering from the Toronto Stock Exchange and the NYSE American; material adverse changes; unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.